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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69940

SEC Mail Processing
FEB 08 2021
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winlo Management Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 BISCAYNE BLVD, SUITE 203
(No. and Street)

MIAMI	FL	33137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erin Osborne 800-688-3824
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd #404	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erin Osborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winlo Management Group LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Erin Osborne

Signature

CEO

Title

BRITTANY L. TRIBENDIS ELECTRONIC NOTARY PUBLIC REG # 7603066 EXPIRES 9/30/2022 COMMONWEALTH OF VIRGINIA

Brittany L Tribendis

Notary Public Chesterfield, VA
Commission Expires: September 30, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Winlo Management Group, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Winlo Management Group, LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Winlo Management Group, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Winlo Management Group, LLC 's management. My responsibility is to express an opinion on Winlo Management Group, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Winlo Management Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Winlo Management Group, LLC's financial statements. The Supplemental Information is the responsibility of the Winlo Management Group, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Winlo Management Group, LLC 's auditor since 2018.
Tarzana, California
February 3, 2021

WINLO MANAGEMENT GROUP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets		**2020**
Current Assets		
Cash	$	114,338
Other current assets		2,470
Total current assets		116,808
Total assets	$	116,808
Liabilities and Equity		
Current liabilities		
Accounts Payable	$	1,229
Due to Member		236
Payroll and payroll taxes payable		-
Commissions Payable		-
Accrued expenses		750
Total current liabilities		2,216
Equity		
Members' equity		114,593
Total equity		114,593
Total liabilities and equity	$	116,808

See accompanying notes to the financial statements

WINLO MANAGEMENT GROUP
STATEMENT OF OPERATIONS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2020

Revenues:		
Revenue from Unregistered Offerings	$	13,250
Other Revenue		21,501
Total revenue		34,751
Expense:		
Administrative Expenses		3,959
Legal & Professional		21,880
Regulatory Fees		4,724
Office Expenses		766
Research		20,001
Salaries & Wages		33,055
Tax and License Expenses		11,650
Total expenses		96,035
Net income (loss)	$	(61,284)

See accompanying notes to the financial statements

WINLO MANAGEMENT GROUP
STATEMENT OF EQUITY
FOR THE 12 MONTHS ENDED DECEMBER 31, 2020

		Members' Equity
Balance, December 31, 2019	$	295,876
Net Income (loss)		(61,284)
Draws		(120,000)
Balance, December 31, 2020	$	114,592

See accompanying notes to the financial statements

WINLO MANAGEMENT GROUP
STATEMENT OF CASH FLOW
FOR THE 12 MONTHS ENDED DECEMBER 31, 2020

		2019
Operating activities		
Net income (loss)	$	(61,284)
Adjustments to reconcile net income (loss) to		
net cash provided by operating activities:		
Change in working capital components:		
Decrease (increase) in other current assets		177,324
Accounts payable		(10,000)
Due to members		236
Payroll taxes payable		(758)
Accrued expenses		-
Net cash provided (used) by operating activities		105,519
Financing activities		
Additional paid in captial from shareholder		-
Members' draw		(120,000)
Net cash provided (used) by financing activities		(120,000)
Decrease in cash		(14,481)
Cash at 12/31/19		128,819
Cash at 12/31/20	$	114,338
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying notes to the financial statements

WINLO MANAGEMENT GROUP NOTES TO FINANCIAL STATEMENTS FOR THE 12 MONTHS ENDED 12.31.2020

Note 1 - Nature of Operations

Winlo Management Group, LLC (the "Company) was formed on January 29, 2016 in the state of Florida as a limited liability company. On August 23, 2019, the Company was converted to a Puerto Rico limited liability company. The Company was approved by FINRA as a broker-dealer on December 5, 2017. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority ("FINRA"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

Note 2 – ASC 606 Revenue Recognition Policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Fees earned: This includes fees earned from unregistered offerings and other revenue.

Note 3 – Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a Corporation and is subject to taxation according to Act 20-2012 of Puerto Rico. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to audit by the taxing agencies for years ending December 31, 2017, 2018, and 2019.

Management has reviewed the results of operations for the period of time from December 31, 2020 through February 3, 2021, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 3 – Summary of Significant Accounting Policies (Continued)

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level I inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2020, there were no levels to measure.

Note 4 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020 the Company had net capital of $112,123, which was $107,123 in excess of its required net capital of $5,000 (net capital is the greater of 6 2/3% of aggregated indebtedness and $5,000 for the Company); and the Company's ratio of aggregate indebtedness of $2,215 to net capital was 0.02-to-1, which is less than the 15-to-l maximum ratio allowed for a broker dealer.

Note 5 – Commitments

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable to the Company because the operating lease for the Company's office space expires is on a month to month basis. Rent expense for the year ended December 31st, 2020 was $1,496.

WINLO MANAGEMENT GROUP
SUPPLEMENTARY INFORMATION
FOR THE 12 MONTHS ENDED DECEMBER 31, 2020

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total equity from financial condition	$	114,593
Deduction and charges:		
Non-allowable assets		(2,470)
Net Capital	$	112,123
Aggregate Indebtedness:		
Accrued expenses	$	(2,216)
Total aggregate indebtedness	$	(2,216)
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	5,000
Net capital		112,123
Excess net capital	$	107,123
Ratio: Aggregate indebtedness to net capital		0.02 to 1

Reconciliation with Company's Computation:

Members' equity as reported in Company's Part II Focus report (unaudited)	$	114,593
Audit Adjustments*:		
Rounding		-
Members' equity per this audit report	$	114,593

*There were no changes from the Company filed Focus Report and this audit report.

WINLO MANAGEMENT GROUP, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3(e) of the Securities and Exchange Commission
December 31, 2020

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3(b)
December 31, 2020

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Assertions Regarding Exemption Provisions

We, as members of management of Winlo Management Group, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2020. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3. The Company limits its business activities to merger and acquisition advisory and private placement services.

The Company has maintained compliance with the above throughout the fiscal year ended December 31, 2020, without exception.

Winlo Management Group, LLC

By:

[signature] CEO

(Name and Title)

2.3.21

(Date)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Winlo Management Group, LLC
Miami, Florida

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Winlo Management Group, LLC , stated that Winlo Management Group, LLC 's, business activities are limited to merger and acquisitions advisory and private placement services, and that it has not held customer funds or securities and that Winlo Management Group, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. Winlo Management Group, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2020, without exception. Winlo Management Group, LLC 's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Winlo Management Group, LLC 's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 3, 2021